EXHIBIT 99.1

Schedule II - Valuation and Qualifying Accounts

Fiscal Years Ended January 31, 2007, 2006 and 2005
(in thousands)

Description	Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts (1)		Deductions (2)		Balance at End of Period
Allowance for doubtful accounts									
Fiscal Year Ended January 31,									
2005	$	338	$	256	$	-	$	(15)	$	579
2006	$	579	$	71	$	-	$	-	$	650
2007	$	650	$	6	$	30	$	(190)	$	496
Inventory reserves									
Fiscal Year Ended January 31,									
2005	$	922	$	606	$	-	$	(214)	$	1,314
2006	$	1,314	$	1,105	$	-	$	(1,509)	$	910
2007	$	910	$	842	$	440	$	(1,272)	$	920

(1)   Primarily relates to allowance for doubtful accounts and inventory reserves acquired in acquisitions.

(2)   Includes write-offs of trade accounts receivable, net of recoveries of amounts previously written-off and write-offs of obsolete inventory.